Exhibit 99.2

NICE Actimize Wins FinTech Breakthrough Award for Innovation in
Automation with IFM-X Enterprise Fraud Platform

Using machine learning, Actimize’s IFM-X platform optimizes effectiveness while reducing the total cost of implementing an enterprise fraud risk management system

Hoboken, N.J., April 4, 2019 – NICE Actimize, a NICE (Nasdaq: NICE) business and the leader in Autonomous Financial Crime Management, today announced that its IFM-X next-generation Integrated Fraud Management (IFM) platform has been selected as winner of the “Fraud Prevention Innovation Award” by FinTech Breakthrough, an independent organization that recognizes the top companies, technologies and products in the global FinTech market today.

The FinTech Breakthrough Awards is the premier awards program founded to recognize FinTech innovators, leaders and visionaries from around the world in a range of categories, including Banking, Personal Finance, Lending, Payments, Investments, RegTech, InsurTech and many more. The 2019 FinTech Breakthrough Awards program attracted more than 3,500 nominations from across the globe.

“NICE Actimize’s Autonomous Financial Crime Management strategy is a unique approach that is backed by breakthrough technology, including machine-led detection, decisioning and self-learning capabilities that can adapt and scale to meet the needs of a financial services organization's operation,” said James Johnson, Managing Director, FinTech Breakthrough. “Fraud prevention is a competitive category and we are thrilled to recognize NICE Actimize as a leading innovator breaking through the pack with its new IFM-X platform. Congratulations to the entire NICE Actimize team for the successes and well-deserved industry recognition.”

“NICE Actimize combines more than 20 years of in-depth fraud expertise with the latest in Artificial Intelligence and other advanced technologies,” said Craig Costigan, CEO, NICE Actimize. “We think our industry-proven experience and range of enterprise fraud applications will help financial services organizations in their journey to adapt to a faster fraud environment, saving both time and money in the process. We thank FinTech Breakthrough for recognizing our innovation during this pivotal time in our industry.”

NICE Actimize’s IFM-X platform leverages automation and machine learning to optimize effectiveness while reducing the total cost of implementing and operating an enterprise fraud risk management system. With IFM-X, financial institutions can easily integrate limitless data into their fraud detection systems and utilize agile advanced analytics while optimizing fraud operations efficiency.

For additional information:
•	For more on NICE Actimize’s IFM-X Platform, please click here.
•	To review an IFM-X YouTube video, please click here.
•	For more on NICE Actimize’s X-Sight Platform-as-a Service, please click here.
•	For more on NICE Actimize’s Fraud Augmented Intelligence, please click here.

About FinTech Breakthrough
Part of Tech Breakthrough, a leading market intelligence and recognition platform for technology innovation and leadership, the FinTech Breakthrough Awards program is devoted to honoring excellence in Financial Technologies and Services companies and products. The FinTech Breakthrough Awards provide public recognition for the achievements of FinTech companies and products in categories including Payments, Personal Finance, Wealth Management, Fraud Protection, Banking, Lending, RegTech, InsurTech and more. For more information visit FinTechBreakthrough.com.

About NICE Actimize
NICE Actimize is the largest and broadest provider of financial crime, risk and compliance solutions for regional and global financial institutions, as well as government regulators. Consistently ranked as number one in the space, NICE Actimize experts apply innovative technology to protect institutions and safeguard consumers and investors assets by identifying financial crime, preventing fraud and providing regulatory compliance. The company provides real-time, cross-channel fraud prevention, anti-money laundering detection, and trading surveillance solutions that address such concerns as payment fraud, cybercrime, sanctions monitoring, market abuse, customer due diligence and insider trading. Find us at www.niceactimize.com, @NICE_Actimize or Nasdaq: NICE.

About NICE
NICE (Nasdaq: NICE) is the world’s leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Corporate Media Contact
Cindy Morgan-Olson, 551-256-5202, cindy.morgan-olson@niceactimize.com

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Costigan are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.